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                                                                    EXHIBIT 99.5

                         [MATRIDIGM LOGO APPEARS HERE]

Fellow Shareholders:

  You are being asked to consider and vote on a proposal to approve the terms of the acquisition of MatriDigm Corporation by Zitel Corporation. Pursuant to the terms of the merger, Millennium Acquisition I Corp., a wholly owned subsidiary of Millennium Holding Corp. ("Holdco"), a wholly owned subsidiary of Zitel Corporation, will merge with and into MatriDigm. Following the merger, MatriDigm will be a wholly owned subsidiary of Holdco. In the acquisition of MatriDigm, each of your shares of MatriDigm common stock will receive approximately .65 of a share of Holdco common stock, subject to adjustment for options to purchase shares of Zitel common stock or MatriDigm common stock exercised between October 5, 1998 and the date of the Proxy Statement/Prospectus/Consent Solicitation. Shareholders of Zitel will receive one share of Holdco common stock for each share of Zitel common stock held by such shareholder. The exchange of MatriDigm stock for Holdco common stock (other than cash paid in lieu of fractional shares) will be tax-free to MatriDigm shareholders for federal income tax purposes.

  Your Board of Directors unanimously recommends that you vote FOR approval of these mergers, which we believe is in MatriDigm's and your best interests.

  We have enclosed a Proxy Statement/Prospectus/Consent Solicitation discussing the merger. We encourage you to read this document carefully. Also enclosed is a written consent so you can vote on this proposal. Please complete, sign and date the enclosed written consent and return it to us as soon as possible in the envelope we have provided.

                                          Very truly yours,

                                          Richard J. Ormond
                                          President and Chief Executive
                                           Officer

October  , 1998